VIA EDGAR

May 26, 2017

Mr. Rufus Decker
Accounting Branch Chief
Office of Beverages, Apparel, and Mining
United States Securities and Exchange Commission
100 F Street, N. E.
Washington, D. C. 20549

RE:	U.S. Physical Therapy, Inc.
Form 10-K for the Year Ended December 31, 2015
Response dated April 18, 2017
File No. 001-11151

Dear Mr. Decker:

In follow up to our discussion with Andrew Pidgeon, Sean May, Linda Cvrkel, Todd Hardiman and you from the SEC on May 23, 2017 where U.S. Physical Therapy, Inc. (the “Company’) was asked to further clarify and expand our response in Issue 3 – “Does the Required Redemption or the Call Option require bifurcation from the Seller Entity Interest?” – included in Attachment A in our letter dated April 18, 2017 to you.  Following is our original response with additional clarification:

ISSUE 3: Does the Required Redemption or the Call Option require bifurcation from the Seller Entity Interest?

ASC 815 requires the terms and features of an instrument that is not a derivative itself to be evaluated for embedded derivatives that must be bifurcated and separately accounted for as freestanding derivatives.

Pursuant to ASC 815-15-25-1, an embedded derivative is required to be bifurcated if all three of the following conditions are met:

a.	The economic characteristics and risks of the embedded derivative are not clearly and closely related to the economic characteristics and risks of the host contract.
b.	The hybrid instrument is not remeasured at fair value under otherwise applicable US GAAP with changes in fair value reported in earnings as they occur.
c.
A separate instrument with the same terms as the embedded derivative would be considered a derivative instrument subject to derivative accounting (the initial net investment for the hybrid instrument should not be considered to be the initial net investment for the embedded derivative).

Settlement of the Required Redemption and the Call Option both vary based upon NewCo’s earnings before interest, taxes, depreciation, amortization, and the Company’s internal management fee. ASC 815-10-15-59 specifically exempts non-exchange-traded contracts from the scope of ASC 815 if the underlying on which the settlement is based is the following:

“Specified volumes of sales or service revenues of one of the parties to the contract. (This scope exception applies to contracts with settlements based on the volume of items sold or services rendered, for example, royalty agreements. This scope exception does not apply to contracts based on changes in sales or revenues due to changes in market prices.)”

The Company believes that this exception has broader application than just the specified volumes of sales or service revenues of one of the parties to the contract. Therefore, as an underlying to the Required Redemption and the Call Option is based on the adjusted earnings of NewCo (and not based on changes in market prices), the Company determined that the Required Redemption and the Call Option are not in the scope of ASC 815 and therefore are not required to be bifurcated and accounted for as derivatives.

Although there are numerous examples of this broader application, the Company further considered the appropriate accounting for the Required Redemption and the Call Option if this exception were not applicable. As step one in this additional analysis, the Company must determine if the embedded feature is “clearly and closely related” to the host instrument (ASC 815-15-25-1(a)). Therefore, the nature of the host instrument must first be determined to allow this assessment. Some instruments could be legal form equity instruments that are classified as a liability pursuant to the guidance in ASC 480, such as equity interests, like the Seller Entity Interest, that are mandatorily redeemable. However, the Company must consider the guidance in ASC 815, as amended by ASU 2014-16, Derivatives and Hedging (Topic 815): Determining Whether the Host Contract in a Hybrid Financial Instrument Issued in the Form of a Share Is More Akin to Debt or to Equity (a consensus of the FASB Emerging Issues Task Force), to determine whether the nature of the host contract of the Seller Entity Interest is more akin to debt or to equity.

This guidance requires the consideration of all stated or implied features in the evaluation of the host contract (the whole instrument approach). The whole instrument approach requires an issuer to consider the economic characteristics and risks of the entire hybrid instrument, including all of its stated and implied substantive terms and features. Under this approach, all stated and implied features, including the embedded feature being evaluated for bifurcation, must be considered. Each term and feature should be weighed based on the relevant facts and circumstances to determine the nature of the host contract. This approach results in a single, consistent determination of the nature of the host contract, which is then used to evaluate each embedded feature for bifurcation.

The Company considered the features of the Seller Entity Interest to determine whether the nature of the host is more like equity than debt in accordance with the whole instrument approach pursuant to ASC 815-15-25-17A through 25-17D as follows:

Feature	Analysis	Conclusion
Redemption
Required Redemption
Once the Required Redemption is triggered, the Company is obligated to purchase from the Seller Entity and the Seller Entity is obligated to sell to the Company, the allocable portion of the Seller Entity Interest based on the terminated Selling Shareholder’s pro rata ownership interest in the Seller Entity (the “Allocable Portion”). Required Redemption is triggered when both of the following events have occurred:
1.     Termination of an Employed Selling Shareholder’s employment with NewCo, regardless of the reason for such termination, and
2.     The expiration of an agreed upon period of time, typically three to five years, as set forth in the relevant Partnership Agreement (the “Holding Period”).

Call Option
In the event that an Employed Selling Shareholder’s employment terminates prior to expiration of the Holding Period, the Company has the contractual right, but not the obligation, to acquire the Employed Selling Shareholder’s Allocable Portion of the Seller Entity Interest from the Seller Entity through exercise of the Call Option.

For the Required Redemption and the Call Option, the purchase price is derived from a formula based on a specified multiple of NewCo’s trailing twelve months of earnings before interest, taxes, depreciation, amortization, and the Company’s internal management fee, plus an Allocable Portion of any undistributed earnings of NewCo (the “Redemption Amount”). NewCo’s earnings are distributed monthly based on available cash within NewCo; therefore the undistributed earnings amount is small, if any.

Equity-like – Although these features result in redemption of the Seller Entity Interest, the Redemption Amount is not fixed. Rather, the Company believes that the Redemption Amount is representative of the fair value of the Seller Entity Interest. The valuation of the Therapy Practice represents fair value both at the time of the acquisition and the subsequent redemption date. The valuation is established in a manner that is consistent with how Therapy Practices are fairly valued within the outpatient physical therapy healthcare services sector and is based on a multiple of EBITDA for the preceding twelve months.

Dividends
Per the Partnership Agreement, the cash available for distribution must be computed at least annually and distributed to the partners within ninety (90) days after the end of the fiscal year. The cash available for distribution is based on the amount of cash on hand within the Partnership and the current and projected cash needs for Partnership operations. In practice, a determination of the cash available for distribution is made each month and distributed to all partners on a pro rata basis. If there are losses and no cash is available, distributions are not made.

Equity-like – Distributions are based on the earnings of NewCo and the equivalent cash available for distribution as determined by the Company as the General Partner.  Dividends are made on a pro-rata basis to all limited partners (including Selling Entity) and general partner.

Voting Rights
The rights of limited partners, including Employed Selling Shareholders and the Selling Entity, as applicable, are set forth in the applicable Partnership Agreement and by Texas law.  Although the limited partner interests do have voting rights, the Partnership Agreement for NewCo provides broad power and authority to the General Partner to manage the affairs of NewCo.  However, the approval of all Partners is required as a condition for any amendments to the Partnership Agreement or to the management services agreement between the Partnership and a subsidiary of the Company (pursuant to which such subsidiary performs certain administrative and back-office services for the Partnership).

Equity-like. The rights of the limited partners are consistent with those found in many limited partnership agreements.
Covenants or Creditor Rights
There are no covenants, creditor rights or liquidation preferences.  In the case of a liquidation, the Selling Entity is only entitled to a proportionate share of NewCo’s remaining assets and proceeds after satisfaction of NewCo’s debts and other third party obligations.

Equity-like
Conversion Rights	There are no conversion rights	Neither debt-like nor equity-like – There is no other class of equity into which the Seller Entity Interest could convert.

In addition to analyzing the characteristics of the terms and features in the Seller Entity Interest, the circumstances under which the Seller Entity Interest was obtained and the potential outcomes (and likelihood of those outcomes) of the Seller Entity Interest should also be considered. The Seller Entity Interest existed before the Company’s acquisition of the Therapy Practice and represents the Selling Shareholders’ retained ownership interest. The Company expects that the Seller Entity Interest will settle through Required Redemption, which results in settlement of the Seller Entity Interest at an amount the Company believes approximates fair value of the Seller Entity Interest.

The Seller Entity Interest has voting rights, is provided distributions based on earnings and available cash, has no covenants, is not conveyed any creditor rights nor has any liquidation preferences, and its expected settlement is at an amount the Company believes represents fair value. Based on these considerations, the Company concluded that the Seller Entity Interest has an equity-like host.

The Company then considered whether the Required Redemption and the Call Option are considered clearly and closely related to the host equity instrument pursuant to ASC 815-15-25-1(a). The clearly and closely related evaluation generally refers to a comparison of the nature of the underlying in the embedded derivative to the host instrument (i.e., the underlying, which causes the value of the derivative to fluctuate, must be related to the inherent economic nature of the host instrument to be considered clearly and closely related). Because the Required Redemption and the Call Option result in a settlement that approximates fair value of the Seller Equity Interest the economic characteristics and risks are considered clearly and closely related to those of the Seller Equity Interest.

Although ASC 815-15-25-20 states that a put option that enables the holder to require the issuer of an equity instrument with an equity-like host to reacquire that equity instrument for cash or other assets is not clearly and closely related to that equity instrument, the put option referenced in this literature is defined as a contract that allows the holder to sell a specified quantity of stock to the writer of the contract at a fixed price during a given period.  As previously discussed, the Redemption Requirement is not at a fixed price.

ASC 815-15-25-20 also states that a purchased call option that enables the issuer of an equity instrument (such as common stock) to reacquire that equity instrument would not be considered to be a derivative instrument by the issuer of the equity instrument pursuant to the guidance in ASC 815-10-15-74(a). However, a call option is defined as a contract that allows the holder to buy a specified quantity of stock from the writer of the contract at a fixed price for a given period.  The Call Option is not at a fixed price.

The Company next considered whether the Required Redemption and the Call Option do not meet the definition of a derivative pursuant to ASC 815-10-15-83, which states:

A derivative instrument is a financial instrument or other contract with all of the following characteristics:

a.
Underlying, notional amount, payment provision. The contract has both of the following terms, which determine the amount of the settlement or settlements, and, in some cases, whether or not a settlement is required:

1.	One or more underlyings
2.	One or more notional amounts or payment provisions or both.
b.
Initial net investment. The contract requires no initial net investment or an initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors.

c.	Net settlement. The contract can be settled net by any of the following means:
1.	Its terms implicitly or explicitly require or permit net settlement.
2.	It can readily be settled net by a means outside the contract.
3.	It provides for delivery of an asset that puts the recipient in a position not substantially different from net settlement.

The Required Redemption and the Call Option cannot be net settled because they involve physical settlement through the exchange of cash for Seller Entity Interest that is not publicly traded and therefore is not readily convertible to cash. Therefore, the Required Redemption and the Call Option do not require bifurcation.

In connection with the Company’s response to the Staff, the Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filings, notwithstanding any review, comments, action or absence of action by the Staff.

Sincerely,

Lawrance W. McAfee
Executive Vice President and Chief Financial Officer

LWM/JJB